Filed by United Technologies Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:  Raytheon Company
Commission File No. 001-13699
Date:  June 10, 2019

FUTURE FOCUS Creating the Premier Aerospace & Defense Systems Provider A resource for communicating with your teams as we transform UTC June 2019 ISSUE 3 | 2019

 2 Purpose of this guide This material is being provided to all managers across our aerospace businesses to help support the portfolio transformation. This is the third UTC Manager Guide we’ve shared since the decision to separate the portfolio; you can view prior issues at: future.utc.com. As we navigate our path to establish Otis and Carrier as strong independent companies, and now expand our aerospace business with the merger with Raytheon, we’re building a continuous feedback loop to help us understand what employees are thinking about the changes ahead. This guide includes information that is intended to help answer employee questions about why we’re changing our portfolio and when we think these changes will begin to take place. Employees continuously tell us that the number-one, preferred source of company information is their manager/leader. That’s why your role in communicating change is so critical. This guide has been prepared to help you engage with your employees to help them understand the changes ahead. If you or your employees have a question, concern or feedback, please visit the future.utc.com site or email us at questions.future@utc.com.

 3 An aerospace merger of historic proportions What On June 9, 2019, United Technologies and Raytheon announced an agreement to combine through a merger of equals to create a premier systems provider in aerospace and defense, balanced across global commercial and defense markets, with advanced technology capabilities for air, sea, land and space. Why This merger is about growth and investment for the future and, at the same time, offers the best solutions for our customers. The company we will create together will be unique within the aerospace and defense industry and will deliver unimagined technology solutions. • Our new Fortune 50 technology company will employ ~180,000 employees – including ~60,000 engineers – and is projected to generate approximately $74 billion in revenue through our commercial and military customers around the world. • Combined, we spend about $8 billion on R&D and hold an intellectual property portfolio that includes ~38,000 patents. When We expect to merge the two companies in the first half of 2020, after the separation of Otis and Carrier from United Technologies is complete. In fact, the separation is required to move this merger forward. Managers make the difference – Four actions you can take with your team today We’re counting on you to keep your team engaged and productive throughout this process. Your ability to be transparent and lead with empathy will be critical as we transform the company. 1. Take the time to understand the talking points and messages in this Manager Guide. If you think we’ve left something out, or if you have questions, let us know. 2. Be a visible, positive leader. Walk the halls to create a dialogue with your team about the portfolio changes and, most importantly, how we can better support our customers. 3. Focus on what’s in your team’s control, especially the commitments we’ve made to our customers and our own performance and productivity. 4. Share information as it becomes available and listen to employee concerns to help create an open and transparent environment.

 4 A shared history and a bold new vision for the future Since the beginning of our industry, the future of aerospace has been shaped by visionaries and pioneers who dared to realize their dreams, and by the heroes who strive to make the world a safer place. UTC, Raytheon, Pratt & Whitney and Collins Aerospace have legacies of delivering technologies and innovations that helped create the milestones and moments that have redefined how we view the world. Our products flew with Lindberg and Earhart, defended freedom in Europe and the Pacific, ushered in the jet age, and went to the moon. Today, as separate companies we’re delivering products to allow our commercial customers to meet the demands of an urbanizing world and to allow our armed forces to defend the United States and its allies. Together, we’ll make our country and its allies safer, ensure commercial aviation is more secure and efficient and create unimagined solutions for our customers everywhere. Key messages to share with employees Creating a company like Raytheon Technologies is an exciting and bold move. We want employees to understand the merger is expected to create new career opportunities, new solutions for our customers and value for our shareowners. Please use these key messages when talking with your teams about the merger. We’re creating a new company that’s grounded by our strong histories of innovation. • Raytheon, a leading defense company, was founded in 1922, and specializes in defense, civil government and cybersecurity solutions • After the separation of Otis and Carrier, United Technologies and Raytheon will merge to create Raytheon Technologies – one of the largest aerospace and defense companies • A broad, complementary portfolio that addresses the increasing need for highperforming and affordable commercial aerospace solutions and resilient, agile and integrated defense systems • This merger capitalizes on a once-in-a-lifetime opportunity that is expected to create better value for our customers and our shareowners by defining the future of global aerospace and defense We’ll be focused on one industry, balanced by segment with scale to invest. • We’ll be the premier aerospace and defense systems provider, and one of the largest in our industry • Our sales will be balanced 55% military/45% commercial – all in aerospace and defense • Projected revenues of ~$74B are expected to provide scale and resources to invest through economic and industry cycles

United Technologies

We're bringing people, their ideas and our intellectual property together around the customer.

- Combined, we'll employ 180,0000 people, including 60,000 engineers
- Annual combined and customer R&D spend expected to be ~$8 billion
- Bringing ~38,000 patents under one roof
- Combining technologies expected to create new solutions for defense and commercial aviation
  - New opportunities in cyber protection for connected aircraft
  - Improved safety and efficiency in the next generation connected airspace system
  - Greater resiliency for intelligence, surveillance and reconnaissance resources in every domain
  - Accelerated development and deployment of directed energy weapons
  - Improved vehicle survivability for through hypersonics

Our company will be led by an experienced team and structured around four key businesses.

- After the merger, Tom Kennedy will be Executive Chairman and Greg Hayes will be CEO for two years, when he will become Chairman & CEO
- Raytheon Technologies is expected to consist of four businesses:
  - Collins Aerospace
  - Pratt & Whitney
  - Intelligence, Space & Airborne Systems – which will include Raytheon's Space & Airborne Systems, Intelligence, Information & Services, and Forcepoint and Collins' Mission Systems
  - Integrated Defense & Missile Systems – which will include Raytheon's Missile Systems and Integrated Defense Systems
- The operating model will be refined during the integration process and will be shared in detail when the transaction closes

This change will create new opportunity for employees.

- Raytheon Technologies will be an amazing company offering great work in one of the world's largest aerospace and defense companies
- 180,000 jobs in aerospace and defense mean more opportunities to build a career within an industry of choice
- Both companies maintain a strong commitment to lifelong learning and development

Our priorities have not changed – to deliver on our customer commitments while preparing for the future.

- We all need to continue to deliver on our commitments to our customers and to do the right thing, always
- We need to stay on track to stand up Carrier and Otis as successful, stand-alone, publicly traded companies

And we'll remain transparent as we build our new company.

- Even though we can't answer every question today, we're committed to sharing information as it becomes available
- We'll continue to post updates at future.utc.com

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6 Who is Raytheon? With 2018 sales of $27 billion and 67,000 employees, Raytheon Company – based in Waltham, Massachusetts – is a technology and innovation leader specializing in defense, civil government and cybersecurity solutions. With a history of innovation spanning 97 years, Raytheon provides state-of-the-art electronics, mission systems integration, C5I® products and services, sensing, effects and mission support for customers in more than 80 countries. Raytheon Technologies – Creating unimagined solutions together United Technologies and Raytheon each bring a complementary set of technologies to this merger. When considered together, we envision new solutions for tomorrow’s challenges – solutions that address our customers’ needs in brand new ways. A few of the many examples follow: Connected aircraft Commercial aircraft are increasingly connected. Operators are seeking to reduce operating costs and increase reliability through connectivity that enables improved prognostics, health monitoring and fleet management. The challenge is that with greater connectivity and intelligence comes the increased risk of cyber threats. As the cyber protection landscape continues to evolve, increasingly robust protections will be required. The combination of our companies brings together Raytheon’s cyber defense and response capabilities with United Technologies’ aircraft systems expertise, as well as aircraft data networks, communications and information management systems. This is expected to create highly advanced cyber solutions and capabilities to help airlines and original equipment manufacturers deal with emerging risks, representing a significant opportunity across all commercial aerospace applications. Hypersonics As we reach the limits of stealth technologies, extreme speed becomes a key differentiator in the future of missile systems, and makes interception, even if detected, extremely difficult. Hypersonic systems far exceed the speed of sound. Merging the two companies brings Raytheon’s deep experience in vehicle integration, advanced guidance and control, and payloads and combines it with United Technologies’ world-class propulsion technology, including high-temperature materials and thermal management. The combined capabilities are expected to deliver high-speed missile systems uniquely suited to meet future Department of Defense requirements for supersonic and hypersonic capability across a wide range of mission profiles.

 7 Frequently asked questions 1. What was announced today? • We announced our intent to combine UTC and Raytheon in a merger of equals following the separation of Otis and Carrier in the first half of 2020 • In fact, the separation of Otis and Carrier is a prerequisite for this merger 2. Who is Raytheon? • Raytheon Company – based in Waltham, Massachusetts – is a technology and innovation leader specializing in defense, civil government and cybersecurity solutions with 2018 sales of $27 billion and 67,000 employees • The company provides state-of-the-art electronics, mission systems integration, C5I products and services, sensing, effects, and mission support for customers in more than 80 countries 3. What is the strategic rationale for combining United Technologies and Raytheon? • United Technologies and Raytheon are two outstanding companies with strong histories of innovation • This merger is about growth and investment for the future • The new company will be the premier systems provider in aerospace and defense, balanced across global commercial and defense markets, with advanced technology capabilities for air, sea, land and space • We’ll be a Fortune 50 company with 180,000 employees and projected revenues of approximately $74 billion in 2019 • Our combined and customer-funded R&D investment of more than $8 billion a year, our intellectual property, and a team of 60,000 engineers will allow us to innovate faster • Together, we’ll make our country and allies safer, and enable our commercial customers to operate more efficiently and meet the growing demands of air travel 4. Why has the transaction been structured as a merger of equals vs. an acquisition? • The all-stock merger of equals structure allows for shareowners of both companies to participate in the future upside of the combined business • The combined company will benefit from best-in-class leadership • Since both companies are leaders in their respective industries, a merger of equals structure ensures contributions from the best of both worlds in terms of brands, products, technologies and talent

 8 • This transaction is not about one company acquiring another and taking control, but rather about combining the best of what has made United Technologies and Raytheon so historically successful 5. How will the combined company operate? • At this time, we are focused on completing the transaction and delivering value for our customers and shareowners • Currently, we expect Raytheon Technologies will be organized into four business units that are all leaders in their respective areas: o Collins Aerospace o Pratt & Whitney o Intelligence, Space & Airborne Systems – which will include Raytheon’s Space and Airborne Systems, Intelligence, Information & Services, and Forcepoint businesses and Collins’ Mission Systems group o Integrated Defense & Missile Systems – including Raytheon’s Missile Systems and Integrated Defense Systems • The operating structure will be refined during the integration process 6. Who will lead the business segments? • United Technologies and Raytheon will continue to operate as separate entities until the close of the transaction • There is no immediate change in leadership or structure as a result of this announcement • The management structure will be evaluated during the integration process • We know that Greg Hayes will become Chief Executive Officer, and Tom Kennedy will become Executive Chairman 7. Will the integration planning and process to close this transaction be a distraction for the work that has to be done for the separation of Otis and Carrier? • Our separation of Otis and Carrier remains on track, with a dedicated team of over 600 employees working on the portfolio separation – our merger with Raytheon is expected to have no impact on the timing or costs associated with the separation • The separation of Otis and Carrier is a prerequisite for this merger

 9 8. With the announcement of the merger, does this mean the integration work at Collins Aerospace should stop until the deal is closed? • No – integration work will continue • We have a detailed plan to realize the remaining synergies from Rockwell Collins and a dedicated team focusing on the integration who will retain their focus even as the Raytheon merger progresses 9. How much of the cost synergies that result from the merger are expected to be headcount-related? • We expect to see synergies as we integrate the headquarters operations • Additional synergies are expected from the consolidation of four Raytheon business units into two under the new structure • Both actions will require significant analysis before any decisions are made, and both businesses will continue to operate as separate entities until the close of the transaction • We are committed to treating people fairly and with respect throughout the process 10. What impact will this merger have on my benefits and compensation? • Both companies are committed to providing competitive compensation and benefits, as they have in the past • Both will continue to operate as separate entities until the close of the transaction, and your benefits remain the same at this time • We are committed to communicating in a timely and transparent manner as we move forward with the integration and as decisions are made regarding the combined company 11. If I’m an employee based at the UTC Corp. Office in Farmington, CT, will I have to relocate? • Raytheon Technologies will be headquartered in the greater Boston metro area, and will retain a corporate presence in existing locations in Waltham, MA, and Farmington, CT • As of now, no further decisions have been made • Both companies will continue to operate as separate entities until the close • We expect to have many excellent career opportunities in three publicly traded companies: Raytheon Technologies, Otis and Carrier • We’re creating hundreds of new jobs at Carrier and Otis and there are also opportunities at Collins Aerospace and Pratt & Whitney that may fit your personal and professional objectives
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 15 Resources Internal project microsite Visit future.utc.com for current and upcoming updates, including: • Company press release announcing the aerospace merger • Message from Greg Hayes • Frequently asked questions • Manager Guides • Upcoming town hall meetings and events • Latest news and media coverage Questions – Transparent communications Have a question, concern or feedback? We want to hear from you and your employees. • Email us at questions.future@utc.com Cautionary Statement This communication contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide Raytheon Company’s and United Technologies’ respective management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “outlook,” “confident,” “on track” and other words of similar meaning. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, share repurchases, tax rates, R&D spend, other measures of financial performance, potential future plans, strategies or transactions, credit ratings and net indebtedness, other anticipated benefits of the proposed merger or the spin-offs by United Technologies of Otis and Carrier into separate independent companies (the “separation transactions”), including estimated synergies and customer cost savings resulting from the proposed merger, the expected timing of completion of the proposed merger and the separation transactions, estimated costs associated with such transactions and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation: (1) the effect of economic conditions in the industries and markets in which United Technologies and Raytheon Company operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end market demand in construction and in both the commercial and defense segments of the aerospace industry, levels of air travel, financial condition of commercial airlines, the impact of weather conditions and natural disasters, the financial condition of our customers and suppliers, and the risks associated with U.S. government sales (including changes or shifts in defense spending due to budgetary constraints, spending cuts resulting from sequestration, a

 16 government shutdown, or otherwise, and uncertain funding of programs); (2) challenges in the development, production, delivery, support, performance and realization of the anticipated benefits (including our expected returns under customer contracts) of advanced technologies and new products and services; (3) the scope, nature, impact or timing of the proposed merger and the separation transactions and other merger, acquisition and divestiture activity, including among other things the integration of or with other businesses and realization of synergies and opportunities for growth and innovation and incurrence of related costs and expenses; (4) future levels of indebtedness, including indebtedness that may be incurred in connection with the proposed merger and the separation transactions, and capital spending and research and development spending; (5) future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure; (6) the timing and scope of future repurchases by the companies of their respective common stock, which may be suspended at any time due to various factors, including market conditions and the level of other investing activities and uses of cash, including in connection with the proposed merger; (7) delays and disruption in delivery of materials and services from suppliers; (8) company and customer-directed cost reduction efforts and restructuring costs and savings and other consequences thereof (including the potential termination of U.S. government contracts and performance under undefinitized contract awards and the potential inability to recover termination costs); (9) new business and investment opportunities; (10) the ability to realize the intended benefits of organizational changes; (11) the anticipated benefits of diversification and balance of operations across product lines, regions and industries; (12) the outcome of legal proceedings, investigations and other contingencies; (13) pension plan assumptions and future contributions; (14) the impact of the negotiation of collective bargaining agreements and labor disputes; (15) the effect of changes in political conditions in the U.S. and other countries in which United Technologies, Raytheon Company and the businesses of each operate, including the effect of changes in U.S. trade policies or the U.K.’s pending withdrawal from the European Union, on general market conditions, global trade policies and currency exchange rates in the near term and beyond; (16) the effect of changes in tax (including U.S. tax reform enacted on December 22, 2017, which is commonly referred to as the Tax Cuts and Jobs Act of 2017), environmental, regulatory and other laws and regulations (including, among other things, export and import requirements such as the International Traffic in Arms Regulations and the Export Administration Regulations, anti-bribery and anti-corruption requirements, including the Foreign Corrupt Practices Act, industrial cooperation agreement obligations, and procurement and other regulations) in the U.S. and other countries in which United Technologies, Raytheon Company and the businesses of each operate; (17) negative effects of the announcement or pendency of the proposed merger or the separation transactions on the market price of United Technologies’ and/or Raytheon Company’s respective common stock and/or on their respective financial performance; (18) the ability of the parties to receive the required regulatory approvals for the proposed merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approvals of United Technologies’ shareowners and Raytheon Company’s shareholders and to satisfy the other conditions to the closing of the merger on a timely basis or at all; (19) the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; (20) risks relating to the value of the United Technologies’ shares to be issued in the proposed merger, significant transaction costs and/or unknown liabilities; (21) the possibility that the anticipated benefits from the proposed merger cannot be realized in full or at all or may take longer to realize than expected, including risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (22) risks associated with transactionrelated litigation; (23) the possibility that costs or difficulties related to the integration of United Technologies’ and Raytheon Company’s operations will be greater than expected; (24) risks relating to completed merger, acquisition and divestiture activity, including United Technologies’ integration of Rockwell Collins, including the risk that the integration may be more difficult, time-consuming or costly than expected or may not result in the achievement of estimated synergies within the contemplated time frame or at all; (25) the ability of each of Raytheon Company, United Technologies, the companies resulting from the separation transactions and the combined company to retain and hire key personnel; (26) the expected benefits and timing of the separation transactions, and the risk that conditions to the separation transactions will not be satisfied and/or that the separation transactions will not be completed within the expected time frame, on the expected terms or at all; (27) the intended qualification of (i) the merger as a tax-free reorganization and (ii) the separation transactions as tax-free to United Technologies and United Technologies’ shareowners, in each case, for U.S. federal income tax purposes; (28) the possibility that any opinions, consents, approvals or rulings required in connection with the separation transactions will not be received or obtained within the expected time frame, on the expected terms or at all; (29) expected financing transactions undertaken in connection with the proposed merger and the separation transactions and risks associated with additional indebtedness; (30) the risk that dissynergy costs, costs of restructuring transactions and other costs incurred in connection with the separation transactions will exceed United Technologies’ estimates; and (31) the impact of the proposed merger and the separation transactions on the respective businesses of Raytheon Company and United Technologies and the risk that the separation transactions may be more difficult, time-consuming or costly than

 17 expected, including the impact on United Technologies’ resources, systems, procedures and controls, diversion of its management’s attention and the impact on relationships with customers, suppliers, employees and other business counterparties. There can be no assurance that the proposed merger, the separation transactions or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of United Technologies and Raytheon Company on Forms 10-K, 10-Q and 8-K filed with or furnished to the Securities and Exchange Commission (the “SEC”) from time to time. Any forward-looking statement speaks only as of the date on which it is made, and United Technologies and Raytheon Company assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Additional Information In connection with the proposed merger, United Technologies will file a registration statement on Form S-4, which will include a document that serves as a prospectus of United Technologies and a joint proxy statement of United Technologies and Raytheon Company (the “joint proxy statement/prospectus”), and each party will file other documents regarding the proposed merger with the SEC. In addition, in connection with the separation transactions, subsidiaries of United Technologies will file registration statements on Form 10 or S-1. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive joint proxy statement/prospectus will be sent to United Technologies’ shareowners and Raytheon Company’s shareholders. Investors and security holders will be able to obtain the registration statements and the joint proxy statement/prospectus free of charge from the SEC’s website or from United Technologies or Raytheon Company. The documents filed by United Technologies with the SEC may be obtained free of charge at United Technologies’ website at www.utc.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from United Technologies by requesting them by mail at UTC Corporate Secretary, 10 Farm Springs Road, Farmington, CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Raytheon Company with the SEC may be obtained free of charge at Raytheon Company’s website at www.raytheon.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Raytheon Company by requesting them by mail at Raytheon Company, Investor Relations, 870 Winter Street, Waltham, MA, 02541, by telephone at 1-781-522-5123 or by email at invest@raytheon.com. Participants in the Solicitation United Technologies and Raytheon Company and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information about United Technologies’ directors and executive officers is available in United Technologies’ proxy statement dated March 18, 2019, for its 2019 Annual Meeting of Shareowners. Information about Raytheon Company’s directors and executive officers is available in Raytheon Company’s proxy statement dated April 16, 2019, for its 2019 Annual Meeting of Shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from United Technologies or Raytheon Company as indicated above. No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.